September 19, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Loan Lauren P. Nguyen, Special Counsel

Re:	Avianca Holdings S.A.
Confidential Draft Registration Statement on Form F-1
Submitted August 7, 2013
CIK No. 0001575969

Ladies and Gentlemen:

On behalf of our client Avianca Holdings S.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated August 21, 2013, concerning Amendment No. 2 to the Confidential Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted by the Company on a confidential basis. We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this comment response letter a revised Registration Statement, which reflects these revisions and generally updates certain information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the revised Registration Statement. Where modifications were made on language that appears multiple times in the Registration Statement, the changes were made in each place such language appears. The responses and information described below are based upon information provided to us by the Company.

General

1.

We note your response to our prior comment 2. It appears that the annual interest expense associated with the $300 million of Senior Notes issued in 2013 at the 8.375% interest rate disclosed for this debt is material to your results for 2012. In view of this, it appears that the pro forma impact of the (i) $300 million of Senior Notes issued in 2013, (ii) $108.2 million of new debt issued in 2013 for two of your new aircraft referred to on page 5 of the filing and (iii) other net debt incurred/repaid in 2013 referred to on page 5 of the filing taken together, along with the additional lease expense to be incurred with the four new aircraft delivered in 2013 financed by operating leases referred to on page 4 of the filing, would be material information for investors pursuant to Rule 11-01(a)(8) of Regulation S-X. In this regard, please revise the filing to present pro forma information with respect to your consolidated statements of comprehensive income for the most recent annual and interim periods presented in the filing in accordance with Rule 11 of Regulation S-X that reflects the impact of the preceding items noted. Also, if any additional preferred stock issued in association with your offering materially impacts your per share information for the most recent annual and interim periods presented in the filing, please present the pro forma impact of this as well. If you believe there is no material impact of any of the preceding items noted, please advise and state the basis for your belief.

In response to the Staff’s comment, an “Unaudited Pro Forma Consolidated Financial Information” section has been added to the prospectus to reflect the impact of each of the items noted in the Staff’s comment above. In addition, the Company notes that the Company erroneously referred to “repayments” of debt in 2013 in Amendment No. 2, but these were in fact amortizations of principal. Therefore, the pro forma financials presented do not reflect repayments of debt during the first half of 2013.

Prospectus Cover Page

2.	Please remove the references to “Global Coordinators” and “Joint Bookrunners” from the prospectus cover page.

In response to the Staff’s comment, the references to “Global Coordinators” and “Joint Bookrunners” have been removed from the prospectus cover page and back cover page.

Prospectus Summary, page 1

3.	We note your response to our prior comment 7. Please revise to explain what you mean when you refer to “premier customer service” and clarify that you seek to provide such customer service. The statement appears to be marketing language and subjective. Please revise or remove such statements.

In response to the Staff’s comment, the references to “premier customer service” have been removed throughout the prospectus.

4.	We note your response to our prior comment 12. Please explain what you mean on page 3 and throughout the prospectus when you state that your “operative fleet” is one of the youngest among Latin American airlines as you have clarified that only your passenger jet fleet is considered modern. If applicable, please revise your disclosures.

In response to the Staff’s comment, the Company’s operative fleet means the fleet of aircraft that are flown by the Company in its business. The operative fleet excludes eight aircraft (including three jet passenger and five turboprop) that are leased and subleased to another company and seven aircraft that are inactive (including three jet cargo and four turboprop aircraft), as described in the footnote to the Company’s operative fleet table on page 137. The Company views the average age of its operative fleet, as opposed to its total fleet, to be the relevant consideration for its strengths because the operating fleet represents the aircraft flown by the Company in its core airline business. Aircraft that are not operated by the Company are not considered to be relevant to its core airline business, but are addressed when considering the total assets of the Company, for example in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Strengths, page 2

5.	We note your response to our prior comment 15 and reissue in part. Please state as a belief and explain what you mean when you state that you offer “greater comfort” to your passengers.

In response to the Staff’s comment, references to “greater comfort” have been removed throughout the prospectus.

6.	We note your response to our prior comment 18 and find it unresponsive. We believe that the summary section should disclose the materials terms of your offering and business. Please balance the disclosure in the description of your strengths by clarifying that you have not been in compliance with certain covenants and that certain of your subsidiaries are not currently in compliance with applicable financial covenants under respective agreements.

The Company believes there may be some misunderstanding relating to its compliance with financial covenants in its indebtedness.

First, in response to the Staff’s telephonic inquiry, the Company would like to clarify that it is not in default under its Series A, B and C “Local Bonds” described on page 101 and page 102 of the prospectus. The Local Bonds contain certain financial ratios that, if not met, restrict the ability of the Company’s subsidiary Avianca to make certain investments and incur certain indebtedness, in each case as described in the prospectus. Non-compliance with these ratios does not constitute an event of default under the Local Bonds

Second, the Company would like to clarify that with respect to its IFC Loan Agreement (described on page 102 of the prospectus) and the Banco Davivienda credit agreement with the Company’s subsidiary Taca International (described on page 105 of the prospectus), both IFC and Banco Davivienda waived the Company’s obligation last year to comply with the financial covenants referred to on pages 102 and 105 of the prospectus. As a result, neither the Company nor any of its subsidiaries is in breach of any such financial covenants. The Company advises that these waivers were obtained without difficulty and without any adverse terms or conditions.

In addition, the Company does not consider either the IFC loan or the Banco Davivienda loan to be material. At June 30, 2013 the aggregate principal amount of both loans was $37.7 million, representing only 1.7% of the Company’s total indebtedness and 1.0% of its total liabilities. The Company considers its relationship with both IFC and Banco Davivienda to be excellent but believes it could easily replace both such loans if it wished to do so. Although the Company does not consider these two loans to be material, it included risk factor disclosure with respect to the same on page 23 of the prospectus.

In light of the above, the Company does not believe that it faces material risks under these two relatively insignificant credit facilities. The Company believes that other risks (extensively described in the “Risk Factors” section of the prospectus and too numerous to identify individually) are more important to investors, and that to single out the IFC and Davivienda credit facilities in the “Summary” section would be potentially misleading to investors by overstating possible IFC/Davivienda risks and suggesting by inference that such highlighted risks are more important than other risks described in the “Risk Factors” section.

The Company respectfully submits that the express reference to the “Risk Factors” on the prospectus cover page, together with the additional cross-references to the “Risk Factors” on page vi, page 1 and page 8 of the prospectus and the extensive “Risk Factors” themselves, prominently balances the Company’s disclosure in a manner that is reasonable and customary.

Risk Factors, page 19

Risks Relating to Our Company, page 19

Our existing debt and lease financing arrangements contain restrictive covenants, page 23

7.	We note your response to our prior comment 25 and reissue in part. Please describe the required financial ratios that Taca is not in compliance with and the extent of such non-compliance.

In response to the Staff’s comment, disclosure has been added on pages 23 and 105 of the prospectus describing the financial ratios Taca was required to meet as of December 31, 2012 prior to obtaining the waiver and Taca’s actual ratios as of that date.

Our maintenance costs will increase as our fleet ages, page 23

8.	Please revise this section to include ages for your entire fleet, not just your jet passenger fleet, as you have similarly done elsewhere.

In response to the Staff’s comment, the disclosure in this risk factor has been modified to refer to average age of the Company’s total operative fleet as well as a breakdown of the average ages of the Company’s jet passenger operative fleet, jet cargo operative fleet and turboprop operative fleet.

A significant percentage of our sales depends on our relationships with travel agencies, page 31

9.	We note your response to our prior comment 26. Please clarify that the new methods of ticket sales may affect your sales revenues.

In response to the Staff’s comment, the disclosure in this risk factor has been modified, as requested, to state that new methods of ticket sales may affect sales revenues.

Use of Proceeds, page 55

10.

We note your response to our prior comment 34 and the disclosure that you will use substantially all of your net proceeds to finance your fleet modernization plan. Please disclose whether the net proceeds will be used to purchase the 51 aircraft under the A320 family purchase agreement and to replace the four Boeing 767-200Fs, as disclosed on page

123. As appropriate, please revise the disclosure on pages 122-123. Lastly, if any material amounts of other funds are necessary to accomplish the financing of the respective fleet, state the amounts and sources of such other funds needed. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, disclosure has been added in the “Use of Proceeds” section explaining that the proceeds from this offering will be used to finance the Company’s fleet modernization plan, including the proposed acquisition of Airbus, Boeing and ATR aircraft described in “Business—Aircraft,” and that any remaining amounts will be used for general corporate purposes. In addition, disclosure has been added in the “Use of Proceeds” section regarding the Company’s plans for future financing of its fleet modernization plan. The Company notes that the fleet modernization plan involves deliveries of aircraft as late as 2019, and due to the long-term nature of this plan, at this time it cannot forecast with specificity how the entire plan will be financed, other than to say that it will likely be a combination cash generated from operations, bank loans, export credit agency financings, capital and operating leases and other forms of financing that may be attractive from time to time.

Ratio of Earnings to Fixed Charges and Preferred Share Dividends, page 56

11.	Please present the ratio on a pro forma basis for the effect of any additional preferred shares issued in association with your offering

The Company notes that the instruction to Item 503(d) of Regulation S-K states that preference security dividends to be used in the calculation of ratio of earnings to fixed charges and preferred share dividends are determined by “the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.” In addition, Section 8230 of the Division of Corporate Finance’s Financial Reporting Manual provides similar guidance. The Company respectfully submits that while its shareholders have adopted a dividend policy, dividends are not required to be paid and must be declared by shareholders in order to be paid and the dividend policy may be modified by the Company’s board of directors for any reason. Because the Company’s preferred shares are not required by their terms to pay dividends, they do not impact the calculation of the ratio of earnings to fixed charges and preferred share dividends, and therefore the issuance of preferred shares in this offering would not have a pro forma effect on this ratio. Because presentation of the ratio on a pro forma basis would show no changes, the Company respectfully submits that such pro forma basis would not be useful to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Liquidity and Capital Resources, page 85

12.	We note your response to our prior comment 40. Please tell us specifically your consideration of Rule 4-08(e)(3), particularly in regard to the determination of the amount of restricted net assets that may exist in your circumstances.

In response to the Staff’s comment, the Company and its advisers performed an analysis of the percentage of its net assets that are comprised of restricted assets, as interpreted in accordance with Rule 4-08(e)(3) of Regulation S-X. The Company determined that approximately 5.2% of its net assets are comprised of restricted assets. Because this amount is below the level requiring additional disclosure under Rules 4-08(e)(3) and 5-04 of Regulation S-X, the Company respectfully submits that no further disclosure is required in the Registration Statement.

13.	We note your response to our prior comment 41. Please further expand your disclosure to discuss the historical range of the period of time it has taken to repatriate the amount of cash requested from Venezuela, with an average of the period of time that it has taken to do so. Additionally, it appears the amount of cash in Venezuela requested to be remitted at December 31, 2012 is material to your cash flows of operating, financing and investing activities for fiscal 2012. Given this, disclose the consequences of delays in remitting cash from Venezuela on your ability to fund operating, financing and investing activities outside of Venezuela, and the measures you undertake to obtain sufficient funds during this time to meet these needs.

In response to the Staff’s comment, the requested disclosure has been added to page 108.

Cash Flows Provided by Operating Activities, page 86

14.	We note your response to our prior comment 42. Please further clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. Note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. For example, it is not clear how a change in net income, prepared on the accrual basis, directly impacts cash of operating activities, or how a decrease in net income from 2011 to 2012 contributes to an increase in operating cash flows from 2011 to 2012, or how changes in receivables and payables directly contribute to changes in the actual cash provided by or used for operating activities. In regard to the air traffic liability, it appears it is the change in the amount of cash received for tickets sold in advance of when the ticket sales are recognized as revenue that affects the amount of operating cash. Also, your discussion should address the drivers underlying each factor cited in terms of cash. For example, explain how maintenance work performed correlates to the change in deposits with lessors. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, the requested disclosure has been added on pages 99 and 100.

Debt and Other Financing Agreements, page 87

15.	We note your response to our prior comment 43. As previously requested, please disclose the calculated amount in addition to the covenant’s acceptable range for each covenant that was not in compliance so investors can assess the extent of non-compliance with the covenant. For example, you did not disclose the covenant range or actual calculation in regard to the leverage ratio for the Series A, B and C local bonds or the actual calculation for each covenant disclosed for the Taca International Credit Agreement.

In response to the Staff’s comment, the requested disclosure has been added on pages 102 and 105.

Commitments and Contractual Obligations, page 92

16.	Please include a footnote to the table to disclose the methodology utilized to determine the interest payments.

In response to the Staff’s comment, the requested disclosure has been added to page 106.

Management, page 153

Corporate Governance, page 157

17.	We note your response to our prior comment 54. As discussed in your response to us, please revise to explain that “general corporate law in Panama does not impose any meaningful restrictions on corporate governance.

In response to the Staff’s comment, the requested disclosure has been added to page 173.

* * * * *

If you have any questions or require any additional information with respect to the above, please call David Williams (212-455-7433) or Benjamin Wells (212-455-2516).

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Cc: Gerardo Grajales, CFO